WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

February 13, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 23,714,789

WESTERN WIND ENERGY NOW LISTED ON NASDAQ OTCBB

Western Wind Energy Corporation is pleased to announce that it is now listed on the NASDAQ Over-the-Counter Bulletin Board. The trading symbol is “WNDEF”. Western Wind Energy will continue to maintain it’s listing on the Toronto Venture Exchange (“WND”), whose reporting requirements, in most cases, are more rigorous than those required by the NASDAQ OTCBB. Western Wind Energy is a wind development and production company with power sales agreements valued at over $900 million. The Company has sites under various stages of development and production in California, Arizona and New Brunswick, Canada.

According to Western Wind’s CEO Jeff Ciachurski, “The listing on the NASDAQ OTC market allows us to offer US investors an opportunity they currently don’t have. Western Wind is currently the only “pure play” publicly traded wind developer and producer in North America with power sales agreements. In addition, Western Wind Energy expects to be generating revenues from two sites, and as many as four, by year-end 2006.”

Western Wind Energy has just closed a $9 million equity financing with Pacific Hydro of Australia. Western Wind and Pacific Hydro also signed an alliance agreement whereby the two companies will work on various projects jointly (in specific regions).

During the past year, the Company has executed over $900 million of power sales agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, to three separate utilities. The Company was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.